Exhibit 11.2
POLICIES AND PROCEDURES FOR TRADING IN SECURITIES
OF AMBIPAR EMERGENCY RESPONSE BY ACCESS INSIDERS

Ambipar Emergency Response and its entities directly or indirectly controlled (collectively, the “Company”) are committed to fair trading and the SEC and the New York Stock Exchange rules and regulations (including those applicable to the NYSE American).
To avoid any situation where an Access Insider (as defined below) is in an asymmetrical trading position vis a vis an investor of the Company, the Company has adopted this policy and procedures applicable to Access Insiders. The procedures in this policy should be interpreted in the context of all applicable laws and the Company’s other policies and procedures (each as they may be amended, restated and in effect at the relevant time). It is expected that these procedures will be reviewed by the Company from time to time to ensure that they comply with all applicable laws, and regulations, and as the Company deems appropriate.
1.GENERAL
    These policies and procedures (together, this “Policy”) govern trading activity in securities of the Company by directors, executive officers, and all regular employees with managerial functions of the Company or of Ambipar Participações e Empreendimentos S.A. that provide administrative services to the Company, and any other persons the Company determines should be subject to this policy (together, the “Access Insiders”). This Policy also applies to the immediate family members of the Company’s Access Insiders. Immediate family members include spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than tenants and domestic employees) who shares such person's home.

If you have any question about whether you are subject to this Policy, please contact the Company’s Chief Investor Relations Officer.
The SEC defines purchases and sales to include an extensive list of transactions beyond simple open-market transactions to buy or sell the Company’s securities. Also included, for example, are the granting of options in the Company’s securities as well as the acquisition of or disposition of interests in the Company’s securities through various company benefit plans. Dispositions of securities include the sale of these securities as well as gift transfers. This Policy, therefore, relates and applies to all transactions involving any securities of the Company by Access Insiders (including pledge of Company’s securities to secure a loan or margin account) or tipping of any such transaction by Access Insiders, whether or not the transaction is a purchase or sale in the usual sense, and whether or not the security is common shares, preferred shares or another security, such as an option, except as set forth in the paragraph immediately below.
The prohibition on trading Company’s securities set forth in this Policy shall not apply to: (i) the transfer of securities to an entity that does not involve a change in the beneficial ownership of the securities, (ii) the exercise of stock options or similar incentive plan for cash under the Company’s benefit plans, however, the sale of any such stock acquired upon such exercise, including as part of a cashless exercise of an option, is subject to this Policy, (iii) the execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company and (iv) sales of the Company’s securities as selling stockholder in a registered public offering in accordance with applicable securities laws.
For the purposes of this Policy, (i) an information shall be deemed “material” as per the criteria provided for in the Policy and Procedures for Disclosure of Material Information, and (ii) an information shall be deemed “inside information” if it has not been publicly disclosed as provided for in the Policy and Procedures for Disclosure of Material Information.
2.TRADING WINDOWS
We have established four “windows” of time for each fiscal year during which Access Insiders may engage in transactions involving securities of the Company.
•A window period begins at the opening of trading on the first trading day after at least one full trading day on the New York Stock Exchange, or the NYSE American, as the case may be, after the day on which the Company issues a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. Assuming the New York Stock Exchange or the NYSE American, as the case may be, is open each day, the following example illustrates when Access Insiders may trade after the Company’s public news release of its quarterly or annual earnings for the prior fiscal quarter or year:
Timing of Announcement on Tuesday    First Day of Trading
Before market opens    Wednesday
While market is open    Thursday
After market closes    Thursday
•That same trading window closes by the end of the last trading day of the current fiscal quarter. After the close of the window period, Access Insiders may not purchase, sell, gift or otherwise acquire, transfer or dispose of any of the Company’s securities.
The prohibitions against trading while aware of, or tipping, material, non-public information and short-term trading apply even during a trading window. Thus, no Access Insider shall be authorized to trade with the Company’s securities in the possession of material inside information not yet disclosed as per the Policy and Procedures for Disclosure of Material Information, even during trading windows. For example, if you are aware that a material acquisition or divestiture is pending or that a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. The Company also may close regular window periods if any such event occurs, and you will receive a notification from the Chief Investor Relations Officer or his or her designee when this occurs. Closing of a regular window period should be considered to be confidential information, and may not be shared with anyone, other than one’s legal and financial advisers or to the extent necessary to notify others of their obligations under this Policy.

This Policy shall apply during the period when a person is an Access Insider and for the first three months after the person is no longer an Access Insider.
3.PRE-APPROVAL
Individuals holding certain positions within the Ambipar group identified on Annex 1 hereto (“Permanent Restricted Persons”) are required to notify the Chief Investor Relations Officer or his or her designee each proposed transaction in accordance with the approval process described below before the transaction is consummated.
•The exceptions to this requirement are: (i) any transaction pursuant to a pre-existing and approved written plan or arrangement complying with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and approved in advance by the Chief Investor Relations Officer, (ii) transfer of securities to an entity that does not involve a change in the beneficial ownership of the securities and (iii) the exercise of stock options for cash under the Company’s benefit plans.
•Requests for approval may only be submitted, and approval for trades and gifts of securities of the Company will generally be granted, only during a window period, and an approved transaction may only be performed within two (2) business days of any such grant or approval during the window period in which the approval was granted.
With respect to any Permanent Restricted Person in possession of any material inside information pertaining to the Company, the limitations under this Policy shall be extended until such material inside information is disclosed to the market in accordance with the Policy and Procedures for Disclosure of Material Information.
•It is therefore the responsibility of each Permanent Restricted Person and each former Permanent Restricted Person, during his or her employment and for a period of three months after leaving such position, to submit notification to the Chief Investor Relations Officer or his or her designee at least one week in advance of any proposed transaction by such Permanent Restricted Person.
•Such notice, which shall be accomplished by submission of the information contained in the written Transaction Questionnaire attached hereto as Exhibit A via e-mail to the Chief Investor Relations Officer, shall describe fully the details of the proposed transaction, including the nature of the transaction, the number of shares or other securities and the parties involved.
•Before the transaction is actually consummated, there shall be confirmation from the Chief Investor Relations Officer or his or her designee that the transaction is not restricted under the terms of this Policy.
•The Chief Investor Relations Officer or his or her designee shall respond within two (2) business days of the receipt of the notice.
•The Chief Investor Relations Officer or his or her designee may revoke any approval previously granted if she or he subsequently determines that a Permanent Restricted Person is in possession of material, non-public information about the Company or such transaction would result in a violation of law.

•If the transaction is not approved or approval for such transaction has been revoked, then the proposed transaction may not be conducted.
•Permanent Restricted Persons shall promptly (and, in any event, by the close of the business day after the day during which the transaction occurred) notify the Chief Investor Relations Officer of any trading of the Company’s securities.
4.ANNUAL CERTIFICATION
All Access Insiders must certify on the form attached hereto as Exhibit B initially and annually thereafter that they have read and understand this Policy and that they recognize that they are subject to the provisions of this Policy.
5.PENALTIES
•Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider or tippee, pay significant civil and/or criminal penalties, be subject to enforcement injunctions and serve a jail term.
•Company Discipline. Violation of this policy or federal or state insider trading or tipping laws by any insider may subject such person to disciplinary action by the Company, which may include termination of employment.

Adopted March 6, 2023

Annex 1
Permanent Restricted Persons

•All Company’s Directors and Officers;

•Vice Presidents and Heads of Departments;

•Investor Relation and Corporate Development Departments: all full-time team members;

•Compliance and Internal Audit Department: all full-time team members (including of Ambipar Participações e Empreendimentos S.A. providing administrative services to the Company);

•Accounting Department: all full-time team members (including of Ambipar Participações e Empreendimentos S.A. providing administrative services to the Company);

•Financial Reporting Department: all full-time team members (including of Ambipar Participações e Empreendimentos S.A. providing administrative services to the Company);

•Legal Department: all full-time team members (including of Ambipar Participações e Empreendimentos S.A. providing administrative services to the Company);

•Funding, Treasury and Debt Capital Markets: all full-time team members (including of Ambipar Participações e Empreendimentos S.A. providing administrative services to the Company).

Exhibit A

REQUEST FOR APPROVAL TO TRADE THE COMPANY’S SECURITIES

Type(s) of Security(ies) ____________________
Number of Securities ____________________

Proposed Date of Transaction    ____________________

Type of Transaction
Purchase
Sale
Gift
Other
Stock option or similar incentive exercise – Exercise Price $_______ per ______
Exercise Price paid as follows:
Broker’s cashless exchange
pledge
other _____________________
Withholding tax paid as follows:
Broker’s cashless exchange
cash
other _____________________

Broker Contact Information
    Company Name     ___________________________________________
    Contact Name         ___________________________________________
    Telephone         ___________________________________________
    Fax            ___________________________________________
    Account Number    ___________________________________________

Social Security or other Tax Identification Number __________________________

Status (check all applicable boxes)
Executive Officer
Board Member
Employee
Other

I hereby certify that the statements made on this form are true and correct. I am not currently in possession of any material non-public information relating to Ambipar Emergency Response and its subsidiaries (the “Company”).

I understand that clearance may be rescinded prior to effectuating the above transaction if material non-public information regarding the Company arises and, in the reasonable judgment of the Company, the completion of my trade would be inadvisable. I also understand that the ultimate responsibility for compliance with the insider trading provisions of the applicable securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

Signature _____________________________    Date ________________________
Print Name ____________________________
Telephone Number Where You May Be Reached ________________________

Request Approved (transaction must be completed during the “window period” (as described in Section 2 of the Company’s Policies and Procedures for Trading in Securities of Ambipar Emergency Response by Access Insiders) in which this approval was granted and in any event within two (2) business days after approval).
Request Denied
Request Approved with the following modification __________________________

Signature _____________________________    Date _____________________________

Exhibit B

INITIAL AND ANNUAL CERTIFICATION

Date:

To:    Office of the Chief Investor Relations Officer

I have received a copy of the Policies and Procedures for Trading in Securities of Ambipar Emergency Response by Access Insiders (the “Policy”). I have read and understand the Policy, and I will comply with it at all times.

By:
Name:
Title/Position:

Adopted by the Board of Directors
Effective Date: March 24, 2023